UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS

AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One)

(X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2002

OR

( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 1-5975

A. Full Title of Plan: Humana Retirement and Savings Plan

B. Name of Issuer of the Securities held Pursuant to the Plan and the Address of its Principal Executive Office:

Humana Inc.
500 West Main StreetLouisville, Kentucky 40202

Humana Retirement and Savings Plan

Plan #002 EIN #61-0647538

Report on Audits of Financial Statements
for the years ended December 31, 2002 and 2001

and Supplemental Schedules
for the year ended December 31, 2002

I N D E X
Pages

Report of Independent Accountants	2

Financial Statements:

Statements of Net Assets Available for Benefits,
December 31, 2002 and 2001	3

Statements of Changes in Net Assets Available for Benefits
for the years ended December 31, 2002 and 2001	4

Notes to Financial Statements	5-15

Supplemental Schedules:

Schedule of Assets (Held at End of Year),
December 31, 2002	16

Schedule of Reportable Transactions for the year ended
December 31, 2002	17

Report of Independent Accountants

To the Retirement and Savings Plan Committee
Humana Inc.

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Humana Retirement and Savings Plan (the Plan) at December 31, 2002 and 2001, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets (held at end of year) and of reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

June 4, 2003

Humana Retirement and Savings Plan

Statements of Net Assets Available for Benefits

December 31, 2002 and 2001
	2002			2001
	Participant	Nonparticipant		Participant	Nonparticipant
ASSETS	Directed	Directed	Total	Directed	Directed	Total

Investments, at fair value/contract value:
Plan interest in Master Trust	$-	$-	$-	$412,344,297	$57,612,418	$469,956,715
Investments (Note 4)	430,253,058	-	430,253,058	-	-	-

Other assets allocated from Master Trust:
Cash	-	-	-	1,587	-	1,587
Receivable from participating employers for participant
withholdings and employers' contributions	-	-	-	19,449,615	407,145	19,856,760
Accrued interest and dividends	-	-	-	18,798	-	18,798

Cash	267	-	267	-	-	-
Receivable from participating employers for participant
withholdings and employers' contributions	20,335,973		20,335,973	-	-	-
Accrued interest and dividends	191,631	-	191,631	-	-	-

Total assets	450,780,929	-	450,780,929	431,814,297	58,019,563	489,833,860

LIABILITIES AND NET ASSETS
AVAILABLE FOR BENEFITS

Liabilities allocated from Master Trust:
Accrued expenses	-	-	-	108,626	-	108,626
Forfeited employers' contributions available to
reduce future employers' contributions	-	-	-	1,332	73,708	75,040

Accrued expenses	15,542	-	15,542	-	-	-
Forfeited employers' contributions available to
reduce future employers' contributions	301,951		301,951	-	-	-

Total liabilities	317,493	-	317,493	109,958	73,708	183,666

Net assets available for benefits	$450,463,436	$-	$450,463,436	$431,704,339	$57,945,855	$489,650,194

Humana Retirement and Savings Plan

Statements of Changes in Net Assets Available for Benefits

for the years ended December 31, 2002 and 2001
	2002			2001
	Participant	Nonparticipant		Participant	Nonparticipant
	Directed	Directed	Total	Directed	Directed	Total
Additions allocated from Master Trust:
Investment income:
Plan interest in Master Trust investment income:
Interest and dividend income	$-	$-	$-	$8,217,061	$-	$8,217,061

Interest and dividend income	4,742,956	-	4,742,956	-	-	-

	4,742,956	-	4,742,956	8,217,061	-	8,217,061

Contributions allocated from the Master Trust:
Participants	-	-	-	30,330,803	-	30,330,803
Employers	-	-	-	18,543,149	10,459,440	29,002,589
Transfer from MSCH Plan (Note 3)	-	-	-	7,233,121	-	7,233,121
Forfeited employers' contributions	-	-	-	(538,554)	(1,345,511)	(1,884,065)

Contributions:
Participants	34,050,968	-	34,050,968	-	-	-
Employers	32,611,443	-	32,611,443	-	-	-
Forfeited employers' contributions	(1,681,084)	-	(1,681,084)	-	-	-

Total additions	69,724,283	-	69,724,283	63,785,580	9,113,929	72,899,509

Deductions allocated from Master Trust:
Benefits paid to participants	-	-	-	57,315,640	5,497,311	62,812,951
Administrative expenses	-	-	-	554,269	111,510	665,779
Plan interest in Master Trust investment loss:
Net depreciation in fair value of investments	-	-	-	41,034,253	14,137,676	55,171,929

Benefits paid to participants	41,060,317	-	41,060,317	-	-	-
Administrative expenses	1,403,966	-	1,403,966	-	-	-
Net depreciation in fair value of investments	66,446,758	-	66,446,758	-	-	-

Total deductions	108,911,041	-	108,911,041	98,904,162	19,746,497	118,650,659

Interfund transfers	57,945,855	(57,945,855)	-	3,887	(3,887)	-

Net increase (decrease)	18,759,097	(57,945,855)	(39,186,758)	(35,114,695)	(10,636,455)	(45,751,150)

Net assets available for benefits:
Beginning of year	431,704,339	57,945,855	489,650,194	466,819,034	68,582,310	535,401,344

End of year	$450,463,436	$-	$450,463,436	$431,704,339	$57,945,855	$489,650,194

Humana Retirement and Savings Plan

Notes to Financial Statements

1. Summary of Plan:

The Humana Retirement and Savings Plan (the Plan) is a qualified, trusteed plan established for the benefit of the employees of Humana Inc. and its subsidiaries (the Company or Humana) and is subject to the Employee Retirement Income Security Act of 1974 (ERISA). The Company is the sponsor of the Plan and is one of the nation's largest publicly traded health benefits companies offering coordinated health insurance coverage and related services through traditional and internet-based plans, for employer groups, government sponsored programs, and individuals. This document describes the Plan during 2002 and 2001.

a. Contributions: The Plan maintains three accounts, the After Tax Account, the Retirement Account, and the Pretax Savings Account. Effective January 1, 2002, contributions that had previously been made to the Thrift Account are now included in the After Tax Account.

Any employee of the Company who is employed with a sponsoring employer is eligible to participate in the Plan's Pretax Savings Account. Prior to January 1, 2002, a participating employee was required to complete at least one year of service with at least 1,000 hours of service. A participant, through payroll deductions, may contribute not less than 1% nor more than 35% of the participant's annual compensation, not to exceed the Section 402(g) (of the Internal Revenue Code of 1986 (IRC)) limitation in effect for the calendar year, which was $11,000 for 2002 and $10,500 for 2001. On January 1, 2002, the Company began automatic contributions in the amount of 3% of the participant's compensation 45 days after the employee's date of hire, unless the employee elects not to participate in the Pretax Savings Account or elects a different percentage up to 35%. The Company's matching contribution is equal to 50% of the participant's contribution up to 6% of the participant's annual compensation for any participating employee. The Board of Directors of the Company, at its option, may increase this matching percentage up to 100%. All matching contributions are funded bi-weekly and are invested in the Humana Stock Fund. Effective January 1, 2002, once the matching contributions are funded, participants can transfer the matching contributions among any funds within the Plan. Prior to January 1, 2002, the Company's matching contributions were nonparticipant directed and were invested in the Humana Common Stock Fund. The Humana Common Stock Fund consisted solely of shares of the Company's common stock. On January 1, 2002, funds were transferred to a new Humana Stock Fund, which is now a participant directed commingled fund that invests primarily in the Company's common stock with a minor portion of short-term investments. Ownership in the Humana Stock Fund is measured by units rather than shares of common stock. Therefore, effective January 1, 2002, $57,945,855 of nonparticipant directed funds in the Humana Common Stock Fund were transferred to the Humana Stock Fund and became participant directed.

Humana Retirement and Savings Plan

Notes to Financial Statements, Continued

1. Summary of Plan, continued:

a. Contributions, continued: Effective January 1, 2002, the Pretax Savings account includes "catch-up" contributions. Participants who are age 50 or older and contribute the maximum federal limit or Plan maximum limit may contribute an additional "catch-up" contribution, up to $1,000, through payroll deductions, in an amount not less than 1% nor more than 35% of the participant's annual compensation, in accordance with the Economic Growth and Tax Relief Reconciliation Act of 2001 (EGTRRA). "Catch-up" contributions are not considered in the calculation of the Company matching contributions.

Effective January 1, 2002, participants are eligible to participate in the Plan's After Tax Accounts, previously the Thrift Account. A participant, through payroll deductions, may contribute not less than 1% or more than 2% of the participant's annual compensation, on an after tax basis. After Tax contributions are not considered in the calculation of the Company matching contributions.

After an employee completes two years of service with a sponsoring employer and has complied with certain other service requirements, the Company makes annual contributions into the Retirement Account of the Plan. For the plan years, an allocation was made to the participants based on an amount equal to 4% of each participating employee's qualifying compensation earned during the plan year, plus 4% of any compensation that exceeds the social security taxable wage base. Contribution amounts are computed as of the end of each plan year and are nonforfeitable.

Contributions to the Plan by or on behalf of employees may be restricted in amount and as to timing so as to meet various requirements of the IRC, as amended.

Each participant's account is credited with the participant's contributions, the Company's contributions, the allocations of Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participants' account balances.

Participants may allocate contributions to the After Tax Account, the Pretax Savings Account and the Company's contribution to the Retirement Account among various investment options in 1% increments. During 2001, the Plan offered eight mutual funds and the Humana Common Stock Fund as investment options. However, upon a change in trustees during 2002, the Plan now offers eight new mutual funds, the Humana Stock Fund, and the Schwab Personal Choice Retirement Account (PCRA), which is a self-directed brokerage account, as investment options. In the absence of such allocation, contributions are invested in the Primco Stable Value Fund. In connection with a change in allocation of a participant's or the Company's future contributions among the ten investment options and a change in the investment of existing accounts, the purchases and sales due to fund transfers are transacted at the funds' net asset value on the day the transaction is initiated.

Humana Retirement and Savings Plan

Notes to Financial Statements, Continued

1. Summary of Plan, continued:

a. Contributions, continued: Employee contributions are nonforfeitable. Effective January 1, 2002, participants who withdraw from the Pretax Savings Account prior to being credited with three years of service with the Company will forfeit the employer contributions. Once a participant has completed three years of service, the employer contributions become totally nonforfeitable. Prior to January 1, 2002, participants who withdrew from the Pretax Savings Account prior to being credited with four years of participation or five years of service with the Company were eligible to receive generally the value of employer contributions at the withdrawal date, exclusive of those made during the two years preceding withdrawal. Employer contributions became totally nonforfeitable after the participant was credited with four years of participation in the Plan or five years of service with the Company.

Forfeited balances of terminated participants' nonvested accounts are used to reduce future Company contributions. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account. Employer contributions, forfeited as a result of withdrawal following termination of employment, will be available to reduce the amount of subsequent employer contributions to the Pretax Savings Account. If a former participant is re-employed prior to five consecutive one-year breaks in service and repays the amount of his/her distribution, then any forfeited employer contributions are restored to his/her account.

b. Withdrawals: The value of a participant's interest, including employer contributions, is generally payable upon the occurrence of one of the following events: (1) the participant's termination of employment; (2) a determination by the Company upon competent medical or other evidence that, by reason of permanent and total disability, the participant is incapable of performing the duties of his/her work; or (3) the participant's death.

A participant may generally withdraw an amount from the After Tax Account equal to the value of the participant's account as of the valuation date following the date the withdrawal request is received by the Plan Administrator. In the event funds are needed because of extreme financial hardship, as defined by law, the participant may be allowed to make a withdrawal of his/her vested account balance. In addition, the Plan contains restrictions relating to minimum withdrawals and the frequency of withdrawals.

Humana Retirement and Savings Plan

Notes to Financial Statements, Continued

1. Summary of Plan, continued:

b. Withdrawals, continued:

Benefits under the Plan are payable to withdrawing participants, including retirees, as follows:

a. A lump-sum distribution in cash or, in the event of a distribution from the Humana Stock Fund, partially or totally in Humana common stock, or

b. Monthly, quarterly or annual installments for a period of 5, 10, 15 or 20 years not to exceed the life expectancy of the participant, or the joint and last survivor expectancy of the participant and designated beneficiary, or

c. A life annuity paid monthly or quarterly, or

d. A life annuity with guaranteed payments for a period of 5, 10, 15 or 20 years.

If the vested account balance is less than $5,000, a lump-sum distribution will be made.

The Plan permits the employee to roll over contributions from another qualified plan. An employee must make a written request to the Plan for a rollover contribution. These contributions must comply with certain requirements before the Plan will authorize the rollover contribution.

Participants may borrow from their fund accounts. The aggregate of the loans to a participant shall not exceed the lesser of $50,000 or 50% of the vested portion of his/her participant contribution accounts, voluntary contribution accounts, plus his/her employer After Tax and Pretax Savings Accounts to which he/she would be entitled to if he/she incurred a termination of employment. Effective January 1, 2002, the minimum a participant may borrow is $1,000. Prior to this, the minimum borrowing was $500. Loan transactions are treated as a transfer to (from) the various investment funds from (to) the Participant Notes Receivable. Loan terms range from one to four years or up to ten years for the purchase of a primary residence. The loans are collateralized by the balance in the participant's account and bear interest at a reasonable rate in accordance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA, as determined by the Plan Administrator. Principal and interest are repaid ratably through payroll deductions.

2. Summary of Significant Accounting Policies:

a. Basis of Accounting: The financial statements of the Plan are prepared under the accrual method of accounting. Withdrawals by participants are recorded when paid. Purchases and sales of securities are recorded on a settlement date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Humana Retirement and Savings Plan

Notes to Financial Statements, Continued

2. Summary of Significant Accounting Policies, continued:

b. Valuation of Investments: Effective January 1, 2002, the Plan's investments in securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the year. Common/collective trusts and mutual funds are valued at quoted market prices that represent the net asset value of shares held by the Plan at year end. The Humana Stock Fund is comprised of shares of the Company's common stock and a small portion of short-term investments. The Humana Stock Fund is measured by units and is valued based on the quoted closing market price of the Company's common stock. Participant loans and investments in money market funds are valued at cost, which approximates fair value. The PCRA is a self-directed brokerage account which is comprised of various investments such as cash, common stock, mutual funds, U.S. Governmental securities, and corporate bonds, and is valued based on quoted market prices.

Prior to January 1, 2002, the fair value of the Plan's interest in the Master Trust was based on the beginning of the year value of the Plan's interest in the trust plus actual contributions and allocated investment income (reported net of administrative expenses) less actual distributions. Investments in securities traded on a national securities exchange were valued at the last reported sales price on the last business day of the year. Securities traded in the over-the-counter market and listed securities for which no sale was reported on that date were valued at the mean between the last reported bid and asked prices. Securities for which no market quotation was readily available were valued at fair value as determined by National City Trust, the trustee in 2001. Shares of registered investment companies were valued at quoted market prices, which represented the net asset value of shares held by the Plan at year end. The Company stock was valued at its quoted market price. Participant notes receivable and investments in money market funds were valued at cost, which approximated fair value.

Investments in traditional and synthetic guaranteed investment contracts (GICs) with banks and insurance companies are fully benefit-responsive and are carried at contract value, which represents contributions, plus interest earned at specified rates, less withdrawals and administrative expenses.

The Plan presents in the accompanying statements of changes in net assets available for benefits the net appreciation or depreciation in fair value of investments, which consists of both realized gains or losses and unrealized appreciation or depreciation.

c. Management Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of additions to and deductions from net assets during the reporting periods. Actual results could differ from those estimates.

Humana Retirement and Savings Plan

Notes to Financial Statements, Continued

3. Merger:

On January 1, 2001 the assets of the Memorial Sisters of Charity Health Network I, Inc. 401(k) Plan (MSCH) were merged with the Plan. The market value of the assets as of January 1, 2001 was $7,233,121.

4. Investments:

For 2001, the Plan's investment assets were held in the Humana Retirement and Savings Master Trust (Master Trust) by a custodian trust company. Earnings of the Master Trust were allocated between the Plan and the Humana Puerto Rico 1165(e) Retirement Plan (Puerto Rico Plan) based on each plan's investment balance to the total Master Trust investment balance. Earnings were further allocated to the respective participants based on each participant's respective asset total to total Plan assets. Effective January 1, 2002, the Company appointed Schwab Retirement Plan Services as the new recordkeeper and Charles Schwab Trust Company as the new trustee. With the move to the new trustee, the Master Trust was eliminated and the assets of the Master Trust were transferred to two individual trusts - one for the Humana Retirement and Savings Plan and one for the Puerto Rico Plan.

The following table presents the fair value/contract value of investments at December 31, 2002 and 2001. Investments that represent 5% or more of the Plan's net assets have been separately identified.
	2002	2001

	Fair Value/	Fair Value/
	Contract Value	Contract Value
Investments, at fair value:
Plan interest in Master Trust	$ -	$ 469,956,715
Humana Stock Fund	76,575,645	-
Schwab Instl Large Cal C1	42,503,572	-
Russell 3000 Stock Index Fund	55,110,419	-
Armada Small Cap Value Cl 1	40,284,442	-
Pimco Total Return - Admin Class	31,730,735	-
Van Kampen Emerging Growth Cl A	25,177,329	-
Other investments (less than 5% of Plan assets)	52,217,378

Investments, at contract value:
Primco Stable Value Fund	106,653,538

	$ 430,253,058	$ 469,956,715

During 2002 and 2001, the Plan's investments, including investments bought, sold, and held during the year, depreciated in value $66,446,758 and $55,171,929, respectively.

As of December 31, 2001, the Plan's interest in the Master Trust was 99.5%. Investment income, administrative expenses and realized gains or losses related to the Master Trust were allocated monthly to the individual plans based upon the beginning monthly balances invested by each plan.

Humana Retirement and Savings Plan

Notes to Financial Statements, Continued

4. Investments, continued;

At December 31 2002, the Primco Stable Value Fund represents traditional and synthetic GICs in which the Plan has a 99% interest and the Puerto Rico Plan has a 1% interest. At December 31, 2001, these same GICs were held in the Master Trust. The total contracts held within the Primco Stable Value fund as of December 31, 2002 are as follows:
Investments, at contract value:
Investment contracts - banks:
Bank of America Synthetic GIC	$ 4,226,365
Caisse des Depots Synthetic GIC	3,634,908
GE Life &Annuity ASR Co.	2,772,799
JP Morgan Chase Bank Synthetic GIC	7,533,644
State Street Bank & Trust Synthetic GIC	16,835,309
UBS AG Synthetic GIC	16,679,559
National City Bank	3,923,216
Investment contracts - insurance companies:
Allstate Life Ins. Co. Synthetic GIC	5,949,802
John Hancock Mutual Life	2,805,733
John Hancock Mutual Life Synthetic GIC	5,998,627
Metropolitan Life Ins Co. Group Annuity	12,788,419
Monumental Life Ins Co. Synthetic GIC	17,046,373
New York Life Insurance Co. Group Annuity	684,687
Prudential - CapMAC Insd	5,036,298
Travelers Ins. Companies	1,511,747

$ 107,427,486

Synthetic GICs are investment contracts that simulate the performance of traditional GICs through the use of financial instruments. The assets are held in trust for the Plan by the issuer of the investment contract. The Plan then enters into a benefit responsive "wrapper" contract with a third-party such as a financial institution or an insurance company, which guarantees the Plan a specific value and rate of return for the assets held in trust. The underlying financial instrument held in trust and the wrapper contract are presented together in the financial statements at contract value. The wrapper contract is valued at the difference between the fair value of the trust assets and the contract value attributable by the wrapper to such assets and was $3,696,091 and $2,178,536 on December 31, 2002 and 2001, respectively.

The fair value of the investments carried at contract value in the Plan at December 31, 2002 was $113,608,730, and the fair value of investments carried at contract value in the Master Trust at December 31, 2001 was $99,475,491. The average yield and crediting interest rate approximated 5.5% and 6.0% for 2002 and 2001, respectively.

Humana Retirement and Savings Plan

Notes to Financial Statements, Continued

4. Investments, continued:

The fair value of net assets available for benefits of the Master Trust as of December 31, 2002 and 2001 is described in the following table:
ASSETS	2002	2001

Investments, at fair value:
Common stock:
Humana Inc. Common Stock	$ -	$ 97,603,998
Mutual funds:
State Street Flagship Domestic Index Fund	-	73,537,139
Putnam Fund of Boston	-	301,139
Putnam Fund for Growth & Income	-	347,375
Putnam Voyager Fund	-	811,007
Putnam OTC - Emerging Growth Fund	-	209,876
Putnam Diversified Income Trust	-	165,545
Putnam International Growth Fund	-	314,552
Putnam Equity Income Fund	-	441,106

	-	173,731,737
Obligations due within one year:
Armada Money Market Fund	-	192,102,659
Putnam Money Market Fund	-	1,116,918

	-	193,219,577
Investments, at contract value:
Investment contracts - banks:
Bank of America Synthetic GIC	-	4,009,941
Caisse Des Depots Synthetic GIC	-	3,563,692
G.E. Life & Annuity ASR Co.	-	2,618,682
JP Morgan Chase Bank Synthetic GIC	-	7,079,906
State Street Bank & Trust Synthetic GIC	-	15,290,678
UBS AG Synthetic GIC	-	16,320,588

	-	48,883,487

	-	415,834,801

Humana Retirement and Savings Plan

Notes to Financial Statements, Continued

4. Investments, continued:
	2002	2001

Investments, at contract value, continued:
Investments contracts - insurance companies:
Allstate Life Insurance Co. Synthetic GIC	-	5,632,907
John Hancock Mutual Life	-	2,810,769
John Hancock Mutual Life Synthetic GIC	-	5,670,611
Metropolitan Life Insurance Co. Group Annuity	-	14,151,220
Monumental Life Insurance Co., Synthetic GIC	-	13,501,314
New York Life Insurance Co., Group Annuity	-	639,213
Prudential Insurance Co.	-	4,722,067

	-	47,128,101
Participant notes receivable:
Various	-	9,286,654

Total investments	-	472,249,556

Cash	-	1,587
Receivable from participating employers for participant
withholdings and employers' contributions	-	20,239,404
Accrued interest and dividends	-	18,883

Total assets	-	492,509,430

LIABILITIES AND NET ASSETS
AVAILABLE FOR BENEFITS

Accrued expenses	-	108,843
Forfeited employers' contributions available to reduce future
employers' contributions	-	75,040

Total liabilities	-	183,883

Net assets available for benefits	$ -	$ 492,325,547

Humana Retirement and Savings Plan

Notes to Financial Statements, Continued

4. Investments, continued:

The changes in net assets available for benefits of the Master Trust for the years ended December 31, 2002 and 2001 are as follows:
	2002	2001
Additions:
Investment income:
Net appreciation in fair value of investments	$ -	$ 2,247,928
Interest	-	6,497,727
Dividends	-	1,768,398

	-	10,514,053
Transfer from participating plans for contributions:
Participants	-	30,726,196
Employers	-	29,553,955
Transfer from the MSCH Plan	-	7,233,121
Forfeited employers' contributions	-	(1,900,632)

Total additions	-	76,126,693

Deductions:
Transfer to participating plans for benefit payments	-	63,057,502
Administrative expenses	-	668,665
Net depreciation in fair value of investments	-	57,621,681
Elimination of Master Trust and transfer of assets to
Charles Schwab Trust Company	492,325,547	-

Total deductions	492,325,547	121,347,848

Net decrease	(492,325,547)	(45,221,155)

Net assets available for benefits:
Beginning of year	492,325,547	537,546,702

End of year	$ -	$ 492,325,547

Humana Retirement and Savings Plan

Notes to Financial Statements, Continued

5. Reconciliation of Financial Statements to Form 5500:

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:
	For the Year Ended December 31,
	2002	2001

Benefits paid to participants per the financial statements	$ 41,060,317	$ 62,812,951
Add: Amounts allocated to withdrawing
participants at end of year	-	-
Less: Amounts allocated to withdrawing
participants at beginning of year	-	(229,225)

Benefits paid to participants per the Form 5500	$ 41,060,317	$ 62,583,726

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.

6. Income Tax Status:

The Internal Revenue Service has determined, and informed the Company by a letter dated December 15, 1999, that the Plan and related Master Trust are designed in accordance with applicable sections of the IRC. The Plan has been amended since receiving the determination letter; however, the Plan Administrator and the Plan's Tax Counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

7. Plan Termination:

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. If the Plan is terminated, the interest of each participant would continue to be nonforfeitable and would be distributed as determined by the Company.

8. Related Party Transactions:

Administrative expenses of the Plan are paid by the Plan and allocated to the participants' accounts. Certain Plan investments are shares of mutual funds managed by the trustee and therefore, these transactions qualify as party-in-interest transactions.

Humana Retirement and Savings Plan

Plan #002 EIN #61-0647538

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2002

		Description of Investment Including	Fair Value/
		Maturity Date, Rate of Interest,	Contract
Issuer		Collateral, Par or Maturity Value	Value

Investments, at fair value:
*	Participant Loan Fund	Participant Loans (Interest Rates
		5.25%-10.50%)	$ 10,045,680
*	Humana Stock Fund	Employer Securities	76,575,645
*	Schwab Instl Large Cal C1	Common Collective Trust Fund	42,503,572
	Russell 3000 Stock Index Fund	Common Collective Trust Fund	55,110,419
	PCRA	Self-Directed Brokerage Account	1,720,555
	ABN Amro/Veredus Aggr Growth N	Registered Investment Company	19,252,447
	Armada Small Cap Value Cl 1	Registered Investment Company	40,284,442
	Artisan International Fund	Registered Investment Company	21,198,696
	Pimco Total Return - Admin Class	Registered Investment Company	31,730,735
	Van Kampen Emerging Growth Cl A	Registered Investment Company	25,177,329

Investments, at contract value:
	Primco Stable Value Fund	Common Collective Trust Fund	106,653,538

			$ 430,253,058

	*Party-in-interest to the Plan

Humana Retirement and Savings Plan

Plan #002 EIN #61-0647538

Schedule H, Line 4j - Schedule of Reportable Transactions

for the year ended December 31, 2002

Current Value
					Expense		of Asset on
		Purchase	Selling	Lease	Incurred With	Cost of	Transaction	Net
Identity of Party Involved	Description of Asset	Price	Price	Rental	Transaction	Asset	Date	Gain (Loss)

No reportable transactions.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the Humana Retirement and Savings Plan has duly caused this report to be signed by the undersigned thereunto duly authorized.

HUMANA RETIREMENT AND SAVINGS PLAN

BY:

James H. Bloem

_____________________
Humana Inc.
James H. Bloem
Senior Vice President and
Chief Financial Officer

June 23, 2003

Exhibit

Exhibit Index

Exhibit 23                                              Consent of Independent Accountants

Exhibit 99                                              Section 906 Certification